FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	November, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated November 7, 2005, relating to the Expansion of Silver

Grove Gypsum drywall plant

Page 1 of 3 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, November 7, 2005

Lafarge announces the expansion

of Silver Grove Gypsum Drywall Plant, Kentucky, USA

Lafarge, the world leader in building materials, will invest approximately $120 million to expand the capacity of its state-of-the-art gypsum drywall manufacturing facility in Silver Grove, Kentucky. The new gypsum wallboard line will increase the annual capacity of the plant from 900 million square feet to 1,600 million square feet.

The expanded facility will meet the growing demands of Lafarge’s customers in the north central region of the U.S. and southern Ontario by increasing the supply and range of products available in these markets. This investment reinforces Lafarge as a high quality and low cost producer in the market it serves.

Construction is expected to begin during the first half of 2006 and scheduled to be completed in the second quarter of 2007. Built in 2000, the Silver Grove plant serves a market encompassing 14 states and representing nearly 10 billion square feet of annual demand.

In November 2004, Lafarge also announced that it was investing $75 million to double the capacity of its gypsum drywall manufacturing facility in Buchanan, New York State. By mid-2006, the Buchanan plant will therefore totalize 650 million square feet annual capacity. This Buchanan extension is included in the overall 300 million €, announced in June 2005, to increase, over the next two years, Lafarge gypsum production capacity worldwide by more than 20% (Great-Britain, China, South Korea, Turkey, Romania, etc.).

All in all, Lafarge gypsum activity is committed to the ongoing construction of 2,900 million square feet additional annual production capacity in order to accompany the growth of its markets.

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004.

Additional information is available on the web site at www.lafarge.com.

COMMUNICATIONS:	INVESTOR RELATIONS:

Stéphanie Tessier: 33-1 44-34-92-32 stephanie.tessier@lafarge.com	Yvon Brindamour: 33-1 44-34-92-93 yvon.brindamour@lafarge.com

Amanda Jones: 33-1 44-34-19-47 amanda.jones@lafarge.com	Danièle Daouphars: 33-1 44-34-92-93 daniele.daouphars@lafarge.com

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Gypsum business are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lafarge (Registrant)

Date November 7, 2005	By:	/s/ Jean-Pierre Cloiseau
Name: Jean-Pierre Cloiseau Title: Senior Vice President, Finance

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